Exhibit 1.1

CONFIDENTIAL

June 7, 2011

Mr. Edgar F. Lassahn, Jr.

Chairman

Fullerton Federal Savings Association

7527 Belair Road

Baltimore, Maryland 21236

Mr. Joseph M. Solomon

President and Chief Executive Officer

Fairmount Bancorp, Inc.

Fairmount Bank

8201 Philadelphia Road

Baltimore, Maryland 21237

Re:	Proposed Merger Conversion — Advisory, Administrative and Marketing Services

Dear Messrs. Lassahn and Solomon:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) is pleased to submit this engagement letter setting forth the terms of the proposed engagement between Stifel Nicolaus and Fullerton Federal Savings Association (the “Bank”) and Fairmount (as such term is here after defined) in connection with the proposed mutual-to-stock conversion of the Bank, the simultaneous merger of the Bank into the Fairmount Bank and the concurrent sale of common stock of Fairmount Bancorp, Inc. (the “Stock Company”) (the Stock Company and Fairmount Bank are together referred herein as “Fairmount”) to eligible members of the Bank and tax qualified plans of Fairmount in a subscription offering with any remaining shares offered to members of the public in a community offering (“the Merger Conversion”).

STIFEL, NICOLAUS & COMPANY, INCORPORATED

1600 MARKET STREET, SUITE 1210, PHILADELPHIA, PENNSYLVANIA 19103 | (215) 861-7150 | (215) 861-7149 (FAX) | WWW.STIFEL.COM

MEMBER SIPC AND NYSE

1.	BACKGROUND ON STIFEL NICOLAUS

Stifel Nicolaus is a full service brokerage and investment banking firm established in 1890. Stifel Nicolaus is a registered broker-dealer with the Securities and Exchange Commission, and is a member of the New York Stock Exchange, Inc., Financial Industry Regulatory Authority (“FINRA”), the Securities Industry and Financial Markets Association and the Securities Investor Protection Corporation. Stifel Nicolaus has built a national reputation as a leading full service investment bank to both public and private financial institutions.

2.	MERGER CONVERSION AND OFFERING

The Bank will effect the Merger Conversion by undergoing a series of transactions and by the Stock Company selling shares of its common stock in subscription and community offerings (the Bank, Fairmount Bank and the Stock Company are together referred to herein as the “Companies”) The common stock of the Stock Company (the “Common Stock”) will be offered for sale on a first priority basis in a subscription offering with any remaining shares expected to be sold in a community offering and, if necessary, a syndicated community offering (collectively the “Offering”). In connection therewith, the Bank’s and Fairmount Bank’s Board of Directors plan to adopt a plan of conversion merger (the “Plan”). Stifel Nicolaus will act as conversion advisor to the Companies with respect to the Merger Conversion, and as marketing agent on a best-efforts basis with respect to the Offering. Specific terms of services shall be set forth in an agency agreement, in the case of the subscription and community offering and a syndicated community offering (together, the “Definitive Agreement”) between Stifel Nicolaus and the Companies. The Definitive Agreement will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability provisions, all to be mutually agreed upon by Stifel Nicolaus and the Companies.

3.	SERVICES TO BE PROVIDED BY STIFEL NICOLAUS

Stifel Nicolaus will provide and coordinate certain advisory, administrative and marketing services in connection with the Bank’s Merger Conversion and Offering as outlined below.

a. Advisory Services - Stifel Nicolaus will work with the Companies and their counsel to evaluate financial, marketing and regulatory issues.

Our advisory responsibilities include:

•	Advise with respect to business planning issues in preparation for a public offering;

•	Advise with respect to the choice of charter and form of organization;

•	Review and advise with respect to the Plan (e.g. sizes of benefit plan purchases; maximum purchase limits for investors);

•	Discuss the appraisal process and analyze the appraisal with the Board of Directors and management;

•	Participate in drafting the offering disclosure documents and any Bank customer proxy materials, and assist in obtaining all requisite regulatory approvals;

•	Develop a marketing plan for the subscription and community offerings, considering various sales method options, including direct mail, advertising, community meetings and telephone solicitation;

•	Develop a Bank customer proxy solicitation plan;

•

Stifel Nicolaus will work with the Companies to provide specifications and assistance (including recommendations) in selecting certain other professionals that will perform functions in connection with the Merger Conversion and Offering process. Fees and expenses of financial printers, transfer agent and other service providers will be borne by the Companies, subject to agreements between the Companies and the service providers;

•	Advise/Assist client through the planning process and organization of the Stock Information Center (the “Center”);

•	Develop a layout for the Center, where stock order processing and customer vote solicitation occur;

•	Provide a list of equipment, staff and supplies needed for the Center;

•

Assist in the drafting of marketing materials including press releases, letters, stock order form, advertisements, and informational brochures. If a community meeting or “road show” is anticipated, we will help draft the presentation; and

•

After consulting with management, determining whether and when to conduct a syndicated community offering through assembling a group of selected broker/dealers (including Stifel Nicolaus) to sell stock remaining after the community offering, on a best-effort basis and then conducting/managing such syndicated community offering.

b. Administrative Services and Stock Information Center Management - Stifel Nicolaus will manage substantially all aspects of the stock offering and customer voting processes.

The Stock Information Center (as defined above) serves as the “command center” during a stock offering. Stifel Nicolaus staff will train and supervise the staff that the Companies assign to the Center to help record stock orders, answer customer inquiries, place vote solicitation calls and participate in other activities of the Center.

Our administrative services include:

•

Provide experienced on-site Stifel Nicolaus FINRA registered representatives to manage and supervise the Center. All technical stock offering and customer proxy vote matters and inquiries will be handled by Stifel Nicolaus;

•	Prepare procedures for processing customer proxy votes, stock orders, deposit account withdrawals and cash, and for handling requests for materials;

•	Provide scripts and training for the telephone team who solicit customer proxies and, if needed, help conduct a stock sales telemarketing effort;

•	Educate the Bank’s directors, officers and employees about the Merger Conversion and Offering, their roles;

•	Train branch managers and/or customer-contact employees on the proper response to stock purchase and proxy vote inquiries;

•	Coordinate functions with and between the printer, transfer agent, stock certificate printer and other professionals;

•	Design and implement procedures for facilitating stock orders within IRA and Keogh accounts;

•	Supervise Center staff in order processing and in proxy solicitation efforts;

•	Prepare daily sales reports for management;

•	Monitor the proxy vote response and make any needed revisions to the calling/reminder mailing plan;

•	Manage the pro-ration process in the event of subscription and community offering oversubscription;

•	Coordinate with stock exchange and the Depository Trust Company to ensure a smooth closing and orderly stock trading; and

•	Provide post-offering subscriber assistance.

c. Securities Marketing Services - Stifel Nicolaus uses various sales techniques including direct mail, advertising, community investor meetings, telephone solicitation, and if necessary, assembling a selling group of broker-dealers for a syndicated community offering, subject to applicable securities laws.

Our securities marketing services include:

•	If applicable, assisting management in developing a list of potential investors who are viewed as priority prospects;

•	The Stifel Nicolaus registered representatives at the Center will seek to manage the sales function and, if applicable, will solicit orders from the prospects described above;

•	Responding to investment-related and other questions regarding information in the Offering disclosure documents provided to potential investors;

•	If the sales plan calls for community meetings, participate in them.

•	Continually advise managements on sales progress, market conditions and customer/community responsiveness to the Offering;

•

In case of a best-efforts syndicated community offering, manage the selling group. In such case, we will prepare broker “fact sheets” and arrange “road shows” for the purpose of stimulating interest in the stock offering and informing the brokerage community of the particulars of the Offering; and

•	Contacting other market makers to maximize after-market support for the Stock Company’s Common Stock.

4.	COMPENSATION

For its services hereunder, Fairmount will pay to Stifel Nicolaus the following compensation:

a.	A conversion and proxy vote advisory and administrative services fee of $25,000 in connection with the services set forth in section 3.a. and 3.b. hereof. In view of the long preparation phase prior to commencement of the Offering, this fee shall be payable as follows: $12,500 upon executing this letter and $12,500 upon the initial filing of the Offering disclosure documents.

b.	A success fee of $95,000, payable upon the conclusion of the Offering.

c.	For stock sold by a group of selected dealers (including Stifel Nicolaus ) pursuant to a syndicated community offering solely managed by Stifel Nicolaus (the “Selling Group”), a fee equal to one percent (1.00%) of the aggregate dollar amount of Common Stock sold in the syndicated community offering, which fee paid to Stifel Nicolaus, along with the fee payable directly by the Stock Company to Stifel Nicolaus and the other selected dealers for their sales shall not exceed six percent (6.00%) of the aggregate dollar amount of Common Stock so sold, provided Stifel Nicolaus will endeavor to limit the aggregate fees to be paid by the Stock Company under any such selected dealers’ agreement to an amount competitive with gross underwriting discounts charged at such time. In consultation with Stifel Nicolaus, Fairmount will determine which FINRA member firms will participate in the Selling Group and the extent of their participation. Stifel Nicolaus will not commence sales of the Common Stock through the Selling Group without the specific prior approval of Fairmount.

d.	If, pursuant to a resolicitation of subscribers undertaken by the Bank and Stock Company, Stifel Nicolaus is required to provide significant additional services, the additional compensation due will not exceed $20,000.

The above compensation, less the amount of advance payments described in subparagraph a. above, is to be paid to Stifel Nicolaus at the closing of the Offering.

If (i) the Plan is abandoned or terminated by the Bank and Fairmount Bank or the Merger Conversion is terminated by Fairmount prior to consummation of the Offering; (ii) the Offering is not consummated by March 31, 2012; (iii) Stifel Nicolaus terminates this relationship because there has been a material adverse change in the financial condition or operations of the Companies since December 31, 2010; or (iv) immediately prior to commencement of the Offering, Stifel Nicolaus terminates this relationship because in its opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors, there has been a failure to satisfactorily disclose all relevant information in the offering document or other disclosure documents or market conditions exist which might render the sale of the Common Stock inadvisable, Stifel Nicolaus shall not be entitled to the compensation set forth in subparagraph 4.b through 4.d above, but in addition to reimbursement of its reasonable out-of-pocket expenses as set forth in paragraph 6 below, Stifel Nicolaus shall be entitled to retain its fee in subparagraph 4.a above for its conversion and proxy solicitation advisory and administrative services.

5.	DOCUMENTS

The Companies and their counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in the Companies’ applications to banking and securities regulators and any related exhibits thereto. In this regard, the Companies’ and their counsel will prepare offering documents relating to the offering of the Common Stock in conformance with applicable rules and regulations. As Fairmount’s financial advisor, Stifel Nicolaus will, in conjunction with its counsel, conduct an examination of the relevant documents and records of the Companies and will make such other reasonable investigations as deemed necessary and appropriate under the circumstances. The Companies agree to make all documents, records and other information deemed necessary by Stifel Nicolaus, or its counsel, available to them upon reasonable notice. Stifel Nicolaus’ counsel will prepare, subject to the approval of Companies’ counsel, the Definitive Agreement. Stifel Nicolaus’ counsel will be selected by Stifel Nicolaus.

6.	EXPENSES AND REIMBURSEMENT

The Companies will bear all of its expenses in connection with the Merger Conversion and the Offering of Common Stock including, but not limited to: appraisal and business plan preparation; the Companies’ attorney fees; FINRA filing fees; “blue sky” legal fees and state filing fees; fees and expenses of service providers such as transfer agent, information/data processing agent, financial and stock certificate printers, auditors and accountants; advertising; postage; “road show” and other syndicated community offering costs; and all costs of operating the Center, including hiring temporary personnel, if necessary. In the event Stifel Nicolaus incurs such expenses on behalf of the Companies, Fairmount shall reimburse Stifel Nicolaus for such reasonable fees and expenses regardless of whether the Merger Conversion and Offering are successfully completed. Stifel Nicolaus will not incur actual accountable reimbursable out-of-pocket expenses in excess of $15,000 in the subscription and community offerings and in excess of $10,000 in the syndicated community offering.

Fairmount also agrees to reimburse Stifel Nicolaus for its reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Stifel Nicolaus in connection with the services contemplated hereunder. In the subscription and community offering, Stifel Nicolaus will not incur legal fees (including the out-of-pocket expenses of counsel) in excess of $40,000. The parties acknowledge, however, that such cap may be increased by the mutual consent of Fairmount and Stifel Nicolaus in the event of a material delay in the Offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering document; provided that under such circumstances, Stifel Nicolaus will not incur any additional accountable reimbursable out-of-pocket expenses in excess of $5,000 or additional reimbursable legal fees in excess of $5,000 and that the aggregate of all reimbursable expenses and legal fees shall not exceed $75,000. In addition, in the event of a syndicated community offering, Fairmount will reimburse all reasonable out-of-pocket expenses incurred in connection with that offering phase. Not later than two days before closing, Stifel Nicolaus will provide Fairmount with a detailed accounting of all reimbursable expenses of Stifel Nicolaus and its counsel to be paid at closing.

7.	BLUE SKY

To the extent required by applicable state law, Stifel Nicolaus and Fairmount must obtain or confirm exemptions, qualifications or registration of the Common Stock under applicable state securities laws and FINRA policies. The cost of such legal work and related state filing fees will be paid by Fairmount to the law firm furnishing such legal work. Fairmount will instruct the counsel performing such services to prepare a Blue Sky memorandum related to the Offering including Stifel Nicolaus’ participation therein and shall furnish Stifel Nicolaus a copy thereof, regarding which such counsel shall state Stifel Nicolaus may rely.

8.	INFORMATION AGENT SERVICES

Pursuant to separate agreements by and between the Companies and Stifel Nicolaus and in connection with the Merger Conversion and Offering, Stifel Nicolaus shall serve as financial advisor to Fairmount and information agent for the Companies and financial advisor to Fairmount in connection with the proposed acquisition of the Bank under a separate engagement . Each of the Companies has received full disclosure of, and hereby waives, any conflict of interest that may result from Stifel Nicolaus both acting as Fairmount’s financial advisor in connection with the proposed acquisition of the Bank and serving as conversion advisor and marketing and information agent to the Companies in connection with the Merger Conversion and the Offering.

9.	INDEMNIFICATION

The Definitive Agreement will provide for indemnification of the type usually found in underwriting agreements as to certain liabilities, including liabilities under the Securities Act of 1933. The Companies also agree to defend, indemnify and hold harmless Stifel Nicolaus and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorney fees, arising solely out of the engagement described herein, except that such indemnification shall not apply to Stifel Nicolaus’ own bad faith, willful misconduct or gross negligence.

10.	CONFIDENTIALITY

Except as contemplated by the terms hereof or as required by applicable law, Stifel Nicolaus shall keep confidential all material non-public information provided to it by the Companies (“Confidential Information”), and shall not disclose such Confidential Information to any third party, other than such of its employees and advisors as Stifel Nicolaus determines to have a need to know. For purposes of this Agreement, the term “Confidential Information” shall not include information which (i) is or becomes generally available to the public other than as a result of a breach by Stifel Nicolaus of this provision; (ii) was within Stifel Nicolaus’ possession prior to its disclosure to Stifel Nicolaus by the Companies; or (iii) becomes available to Stifel Nicolaus on a non-confidential basis from a source other than the Companies; provided that, with respect to clauses (ii) and (iii) above, the source of such information was not bound by a confidentiality agreement with (or other obligation of confidentiality to) the Companies. In addition, Stifel Nicolaus shall be entitled to disclose Confidential Information as required or requested pursuant to law, court order, subpoena, interrogatories, requests for information or documents in legal or regulatory proceedings, civil investigative demand or other legal, administrative or regulatory process. Confidential Information or data about the Companies will only be made available to a potential party to a transaction with the Companies upon such party’s execution of a confidentiality agreement prepared by Stifel Nicolaus and in a form reasonably acceptable to the Companies.

11.	FINRA MATTERS

Stifel Nicolaus has an obligation to file certain documents and to make certain representations to the Financial Industry Regulatory Authority in connection with the Offering. Fairmount agrees to cooperate with Stifel Nicolaus and provide such information as may be necessary for Stifel Nicolaus to comply with all FINRA requirements applicable to its participation in the Offering. Stifel Nicolaus is and will remain through completion of the Offering a member in a good standing of the FINRA and will comply with all applicable FINRA requirements.

12.	OBLIGATIONS

Except as set forth below, this engagement letter is merely a statement of intent. While Stifel Nicolaus and the Companies agree in principle to the contents hereof and propose to proceed promptly and in good faith to work out the arrangements with respect to the Offering, any legal obligations between Stifel Nicolaus and the Company shall be only: (i) those set forth herein in paragraphs 2, 3 and 4 regarding services and payments; (ii) those set forth in paragraph 6 regarding reimbursement for certain expenses; (iii) those set forth in paragraph 9 regarding indemnification; (iv) those set forth in paragraph 10 regarding confidentiality; and (v) as set forth in a duly negotiated and executed Definitive Agreement.

The obligation of Stifel Nicolaus to enter into the Definitive Agreement shall be subject to there being, in Stifel Nicolaus’ opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors: (i) no material adverse change in the condition or operation of the Companies; (ii) satisfactory disclosure of all relevant information in the offering disclosure documents and a determination that the sale of stock is reasonable given such disclosures; (iii) no market conditions which might render the sale of the shares by Fairmount hereby contemplated inadvisable to Fairmount; (iv) agreement that the pro forma market value established by the independent appraiser is reasonable in the then-prevailing market conditions, and (v) approval of Stifel Nicolaus’ internal Commitment Committee.

13.	INDEPENDENT CONTRACTOR; NO FIDUCIARY DUTY

The Companies acknowledge and agree that they are sophisticated business enterprises and that Stifel Nicolaus has been retained pursuant to this engagement letter to act as financial advisor to the

Companies solely with respect to the matters set forth herein. In such capacity, Stifel Nicolaus will act as an independent contractor, and any duties of Stifel Nicolaus arising out of this engagement pursuant to this letter shall be contractual in nature and shall be owed solely to the Companies. Each party disclaims any intention to impose any fiduciary duty on the other.

14.	GOVERNING LAW

This engagement letter shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts executed and to be wholly performed therein without giving effects to its conflicts of laws principles or rules. Any dispute here under shall be brought in a court in the State of Maryland.

15.	WAIVER OF TRIAL BY JURY

BOTH STIFEL NICOLAUS AND THE COMPANIES WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.

Please acknowledge your agreement to the foregoing by signing in the place provided below and returning one copy of this letter to our office together with the retainer payment in the amount of $12,500. We look forward to working with you.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

BY:	/s/ David P. Lazar
David P. Lazar
Managing Director

Accepted and Agreed to This 17th Day of May, 2011

FAIRMOUNT BANCORP
FAIRMOUNT BANK

BY:	/s/ Joseph M. Solomon
Joseph M. Solomon
President and Chief Executive Officer

Accepted and Agreed to This 17th Day of May, 2011

FULLERTON FEDERAL SAVINGS ASSOCIATION

BY:	/s/ Edgar F. Lassahn, Jr.
Edgar F. Lassahn, Jr.
Chairman

Accepted and Agreed to This 17th Day of May, 2011